Exhibit 3.5

TORONTO, Oct. 11, 2011 /CNW/ - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is providing a quarter over quarter operating update in advance of the mailing of the bid circular relating to the proposed acquisition of Grayd Resource Corporation (“Grayd”).  It is anticipated that the circular will be mailed to Grayd shareholders on October 13, 2011.

Third quarter 2011 payable gold production(1) totaled 265,978 ounces, an increase of approximately 11% over the second quarter 2011 level of 239,328 ounces.  The higher level of production is largely due to improved performance at Kittila and Meadowbank.  Cost data will be announced with the complete third quarter financial results on October 26, 2011.  Further improvements in gold production and operating performance are anticipated in the fourth quarter of 2011.

For the first nine months of 2011, the Company produced a record 757,668 ounces of gold.  This compares with the previous nine month record set in the first nine months of 2010 when gold production was 731,138 ounces.  The higher gold production in 2011 is mainly due to higher mill throughput at Meadowbank, Pinos Altos, Kittila and Lapa.

(1) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

Goldex Mine - Program Underway for Assessment, Monitoring and Remediation of Water Inflow and Subsidence Issue

The Goldex mill processed an average of 8,222 tonnes per day (“tpd”) in the third quarter of 2011 as compared with 8,448 tpd in the second quarter of 2011.  The mine and mill continue to run at capacity.

Gold production in the third quarter of 2011 was 40,224 ounces.  This compares with the second quarter of 2011 when the payable gold production was 41,998 ounces. The decrease was largely due to the slightly lower throughput combined with slightly lower grades.

As previously announced, the grouting of a weaker, fractured, volcanic rock unit in the eastern end of the hangingwall of the deposit is underway. The purpose of the grouting program is to reduce the water inflow to the underground mine.  This water flow has caused ground settlement issues at the minesite as previously saturated soils are draining into the mine and lowering the water table.  To date, movement has been observed in the mill building and in the headframe.  However, water flow rates have been controlled as remediation continues. The mine and processing facility continue to operate normally while remediation efforts are expanded.

While the Company’s underground instrumentation shows that the volcanic rock mass above the Goldex orebody is stable, the Company has received an opinion from a rock mechanics consultant that suggests that water inflow has negatively impacted the integrity of the rock mass.  As a result, the Company is undertaking further assessment of the stability of the rock mass and is increasing its efforts to decrease water inflow and the potential negative effects of the water on the rock mass.  The Company’s expanded grouting and monitoring program includes:

•                  Drilling from surface to investigate the area around the eastern end of the deposit for water flow and possible rock subsidence

•                  Drilling from underground into the volcanic rock unit to determine whether additional fracturing and movement in the rock mass has occurred

•                  Grouting with six larger drills.  Targeting the rock between 80 metres and 100 metres below surface over an area at the eastern end of the deposit to stop or reduce the water inflow

•                  Installing additional instrumentation to monitor for any soil and rock movements

•                  Installing additional excess pumping capacity to ensure that increased water flows can be dealt with, should the need arise

The program will be reassessed on a three month basis to determine whether additional remediation work or changes in the mining plan are warranted.

The initial budget for remediation of this subsidence issue was C$20 million through 2011.  As a result of the expanded program, the Company anticipates that 2011 expenditure will total approximately C$25 million.

It is currently anticipated that the additional capital for monitoring and remediation will be approximately C$20 million in 2012.

LaRonde Mine - First Ore from Extension Expected by Year End

The LaRonde mill processed an average of 6,590 tpd in the third quarter of 2011, essentially unchanged from the average of 6,587 tpd in the second quarter of 2011.

While the mine’s supply contract for cyanide remains under force majeure, alternative suppliers have been contracted and the mine is no longer affected.

Payable gold production in the third quarter of 2011 was 29,069 ounces, up from the second quarter of 2011 when the payable gold production was 27,525 ounces, largely as a result of slightly higher grades.

Kittila Mine - Cost Reduction Underway

The Kittila mill processed an average of 3,144 tpd in the third quarter of 2011 (3000 tpd design rate) as compared to 2,561 tpd in the second quarter of 2011.  The mill throughput was below design rate in the second quarter of 2011 largely due to two maintenance shutdowns for work on the autoclave.

Third quarter 2011 gold production at Kittila was 37,924 ounces, up from 30,811 ounces in the second quarter of 2011.  The higher gold production was largely the result of higher throughput in the third quarter.  Gold recoveries in the third quarter of 2011 were 83.5%, essentially at the design rate of 83%.

Now that the mine is operating at steady state, the focus going forward will be on reducing the minesite costs.  As previously announced in July 2011, changes in the mining operation and some specific measures that are expected to contribute to lower costs going forward include:

•                  mill efficiencies and increased throughput

•                  average mill throughput increased approximately 23% in the third quarter as compared with the second quarter 2011

•                  continue transition to self-mining

•                  all major contractors will have completed their work by October 31, 2011

Lapa - Record Quarterly Throughput

The Lapa circuit at the LaRonde mill processed an average of 1,867 tpd in the third quarter of

2011 as compared with an average of 1,763 tpd, the previous quarterly record, in the second quarter of 2011.  Lapa continues to exceed its design throughput of 1,500 tpd.

Payable production in the third quarter of 2011 was 27,881 ounces, as compared with the second quarter of 2011 at 28,552 ounces of gold.  The slight decrease in gold production was largely due to lower grades, partly offset by the increase in mill throughput.

Pinos Altos - Record Quarterly Mill Throughput Combined with Output from Creston Mascota Leads to Record Gold Production

The Pinos Altos mill processed an average of 4,959 tpd in the third quarter of 2011, as compared with 4,711 tpd in the second quarter of 2011.  The mill is now routinely performing at process rates above the initial design capacity of 4,000 tpd.

Payable production in the third quarter of 2011 was 52,739 ounces, as compared with second quarter of 2011 at 51,066 ounces of gold, both including the satellite Creston Mascota operation.  The higher gold production was largely due to the ramp up of Creston Mascota.

Meadowbank - Record Quarterly Throughput While Pit Optimization is Ongoing

The Meadowbank mill processed an average of 9,414 tpd in the third quarter of 2011.  This compares with an average of 7,332 tpd in the second quarter of 2011 (which was affected by the March 2011 fire that reduced operations through April 2011).  Since the June 2011 installation of the permanent secondary crusher, the mill has routinely exceeded the design rate of 8,500 tpd.

Payable production in the third quarter of 2011 was 78,141 ounces of gold.  This compares with the second quarter 2011 production of 59,376 ounces of gold.  The increase in gold production is primarily due to the increased mill throughput.

Changes to the blasting techniques used at Meadowbank have reduced the dilution experienced at the mine (as discussed in the second quarter 2011 earnings news release).  Significant improvement in blast displacement has been observed.  As a result, actual grades are closer to what was expected in the mine plan.  Further refinement of blasting procedures and reconciliation is ongoing.

Minesite costs per tonne(2) are expected to decline in the second half of 2011 as throughput has improved significantly and further success is expected to be achieved in controlling ore dilution.

(2) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements included in the Company’s second quarter earnings release dated July 27, 2011.

Dividend Record and Payment Dates for the Remainder of 2011

Record Date	Payment Date
December 1	December 15

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholder’s exposure to gold, on a per share basis.  It has paid a cash dividend for 29 consecutive years.  www.agnico-eagle.com

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company included in the Company’s second quarter earnings release issued on July 27, 2011 and in the Company’s Annual Report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2010 (filed with both the United States Securities and Exchange Commission (the “SEC”) and

Canadian securities regulators and available on both www.sec.gov and www.sedar.com).

Forward-Looking Statements

The information in this news release has been prepared as at October 6, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine trends, production estimates, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; the Company’s assessment, monitoring and remediation of subsidence issues; the Company’s reduction of costs at its mines; the Company’s control of dilution and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Form 20-F as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that

Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Scientific and Technical Data

Additional information about each of the mineral projects that is required by the Canadian Securities Administrator’ National Instrument 43-101 (“NI 43-101”), sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to below, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news releases dated December 15, 2010, February 16, 2011, April 28, 2011 and July 27, 2011.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005

Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	Marc Legault P.Eng., VP Project Development	March 4, 2010

Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Mine site: Dyane Duquette, P.Geo.; Regional: Roger Doucet, P.Geo., Exploration manager for Mexico	March 25, 2009

Meadowbank, Nunavut, Canada	Bruno Perron P.Eng., Meadowbank Superintendent of geology	Mine site: Bruno Perron P.Eng., Meadowbank Division Superintendent of geology; Regional: Guy Gosselin Ing., VP Exploration	December 15, 2008

Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005

Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006

Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Denis Vaillancourt, P.Geo., Exploration manager for eastern Canada	March 8, 2011

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

U.S. Shareholders

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to these persons solely under the registration statement, offer to purchase and take-over bid circular and other offer documents that Agnico-Eagle expects to file with the SEC. U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding the offer. At that time, investors and stockholders may obtain a free copy of the offer and take-over bid circular, the related letter of transmittal and certain other offer documents from the SEC’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. GRAYD SECURITYHOLDERS SHOULD READ THE OFFER AND TAKE-OVER BID CIRCULAR AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

For further information:
Investor Relations
(416) 947-1212